Mail Stop 4561

June 27, 2007

D. M. Takes, Chief Executive Officer
Harleysville National Corp.
483 Main Street
Harleysville, PA 19438

      Re: **Harleysville National Corp.**
               Form 10-K for Fiscal Year Ended
               December 31, 2006

Dear Mr. Takes:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Don Walker
      Senior Assistant Chief Accountant